Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

August 21, 2017

Linde Aktiengesellschaft
Munich, Germany

Announcement
pursuant to section 27 para. 3 sentence 1
in conjunction with section 14 para. 3 sentence 1 no. 2
of the German Securities Acquisition and Takeover Act
(Wertpapiererwerbs- und Übernahmegesetz – WpÜG)

Linde Aktiengesellschaft Shares:	ISIN DE0006483001
Tendered Linde Aktiengesellschaft Shares:	ISIN DE000A2E4L75
Linde Public Limited Company Shares:	ISIN IE00BZ12WP82

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY OTHER JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

The joint reasoned statement of the executive board and the supervisory  board of Linde Aktiengesellschaft, Munich, Germany, regarding the voluntary takeover offer (exchange offer) by Linde Public Limited Company, Guildford, United Kingdom, to the shareholders of Linde Aktiengesellschaft to acquire all ordinary bearer shares of Linde Aktiengesellschaft without par value published on August 15, 2017, as well as a non-binding convenience translation of such reasoned statement are now available for distribution free of charge at Linde Aktiengesellschaft, Klosterhofstraße 1, 80331 Munich, Germany (Tel: +49-(0)89-35757-1321, E-Mail: investorrelations@linde.com).

The joint reasoned statement as well as the English version of the joint reasoned statement as filed pursuant to U.S. law are also available on the internet at http://www.the-linde-group.com under the section Proposed Merger.

Munich, August 21, 2017

The Executive Board
The Supervisory Board
of Linde Aktiengesellschaft

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde Aktiengesellschaft (“Linde”), Linde Public Limited Company (“Linde plc”) has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc will distribute the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017 and published by Linde plc on August 15, 2017. The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is expected to be available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.